UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14F-1
Under the Securities Exchange Act of 1934
PURERAY CORPORATION
(Exact name of registrant as specified in its charter)

Washington	000-32089	91-2023071
(State or Other Jurisdiction	(Commission File Number)	(I.R.S. Employer
of Incorporation)		Identification No.)

3490 Piedmont Road, Suite 1120
Atlanta, GA	30305

(Address of Principal Executive Offices)	(Zip Code)
(404) 869-6242
Registrant’s Telephone Number, Including International Code and Area Code
North American Natural Gas, Inc.

(Former name or former address, if changed since last report)
* * * * * * * * * * * * *
NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT
REQUESTED TO SEND THE COMPANY A PROXY.
* * * * * * * * * * * * *

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND SEC RULE 14f-1
NOTICE OF CHANGE IN MAJORITY OF DIRECTORS
July 31, 2008
This Information Statement is being furnished to holders of record as of July 30, 2008 of the common stock par value $0.0001 per share (“Common Stock”), and preferred stock, par value $0.0001 per share (the “Special Voting Stock”), of PureRay Corporation, a Washington corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “34 Act”), and Rule 14f-1 promulgated thereunder.

No vote or other action by our stockholders is requested or required in response to this Information Statement. Proxies are not being solicited. References throughout this Information Statement to “we”, “us” and “our” are to the Company.
INTRODUCTION
As previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2008 (the “PureRay Acquisition Form 8-K”), on July 24, 2008, the Company, PureRay Acquisition Inc., a corporation formed under the laws of Canada (“PureRay Acquisition Inc.”) and a wholly-owned subsidiary of PureRay Holdings ULC, an unlimited liability corporation formed under the laws of the Province of Alberta and a wholly-owned subsidiary of the Company (“PureRay Holdings”), PureRay Corporation, a corporation formed under the laws of Canada (“PureRay”), and Mickael Joasil, Derek Blackburn, F.W.F Robinson, Frank O’Dea, Kairos Partners, LLC (“Kairos”), Thomas J. Broeski, Raj Kurichh, Megs Padiachy, Ramlia Padiachy, Patrick Pierre and Matthew Sicoli (together, the “ PureRay Shareholders”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”), whereby PureRay Acquisition acquired (the “Acquisition”) all of the outstanding shares of PureRay (the “PureRay Shares) from the PureRay Shareholders. The Acquisition was completed on July 24, 2008.
Pursuant to the terms of the Share Purchase Agreement, PureRay Acquisition acquired the PureRay Shares for an amount equal to US$35,855,000, which the parties agreed to be the fair market value of the PureRay Shares. The purchase price was paid by the issuance of one exchangeable share, without par value, of PureRay Acquisition (each, an “Exchangeable Share”) for each PureRay Share acquired, for a total of 35,855,000 Exchangeable Shares. For information about the Exchangeable Shares, see Item 1.01 of the PureRay Acquisition Form 8-K, which information is incorporated herein by reference.
In connection with the Share Purchase Agreement, on July 24, 2008, the Company, PureRay Holdings, PureRay Acquisition and Derek Blackburn, as trustee (the “Trustee”), entered into a Voting and Exchange Trust Agreement (the “Exchange Agreement”). Pursuant to the Exchange Agreement, the Company issued shares of preferred stock of the Company, par value $0.0001 per share (the “Special Voting Stock”), in a ratio of a quarter (1/4) share of Special Voting Stock for each Exchangeable Share issued in connection with the Acquisition (for a total of 8,963,750 shares of Special Voting Stock) to the Trustee to be held for and on behalf of the registered holders of the Exchangeable Shares. The Special Voting Stock was issued in connection with the Acquisition to provide holders of the Exchangeable Shares with the right to vote at meetings of the shareholders of the Company or in connection with a consent of the shareholders of the Company.
Each share of Special Voting Stock issued entitles the holder of record to four votes, equal to four shares of the Company’s Common Stock, and each quarter (1/4) share of Special Voting Stock entitles the holder of record to one vote, equal to one share of the Company’s Common Stock, at a meeting or in connection with a consent of the shareholders of the Company (the “Voting Rights”). Each holder of Exchangeable Shares is entitled to instruct the Trustee to cast and exercise one of the votes comprising the Voting Rights for each Exchangeable Share held as of the applicable record date. To the extent that no instructions are received from a holder of Exchangeable Shares, the Trustee may not exercise the Voting Rights with respect to such Exchangeable Shares. For information about the Exchange Agreement and Special Voting Stock, see Item 1.01 of the PureRay Acquisition Form 8-K, which information is incorporated herein by reference.

In connection with the Acquisition, Derek Blackburn, Mickael Joasil, Frank O’Dea and Jefrey M. Wallace were appointed to the Company’s Board of Directors (the “Board”), effective upon the expiration of the 10-day period beginning on the date of the filing of this Information Statement with the Securities and Exchange Commission pursuant to Rule 14f-1 of the 34 Act and the mailing of this Information Statement to the Company’s stockholders (the “Effective Date”). Also effective upon the Effective Date, Jim Glavas, the Company’s current sole director, will resign and the composition of the Company’s Board will change such that Messrs. O’Dea, Wallace, Joasil and Blackburn will be the Company’s directors.
Effective upon the completion of the Acquisition, Mr. Glavas resigned as the President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Principal Accounting Officer of the Company. Prior to his resignation, Mr. Glavas appointed Jefrey M. Wallace as the Company’s new Chief Executive Officer, President and Secretary and Derek Blackburn as the Company’s new Chief Financial Officer and Treasurer.
Please read this Information Statement carefully. It contains certain biographical and other information concerning the executive officers and directors that will be in place on the Effective Date. You are not, however, being asked to or required to take any action in connection with this Information Statement.
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
The Company is presently authorized to issue 100,000,000 shares of Common Stock, and 20,000,000 shares of preferred stock, par value $0.0001 per share, of which 10,000,000 shares have been classified as Special Voting Stock. There are currently issued and outstanding 15,500,000 shares of Common Stock and 8,963,750 shares of Special Voting Stock. In addition, the Company has warrants outstanding exercisable for an additional 2,000,000 shares of Common Stock. Each share of Common Stock is entitled to one vote. Each share of Special Voting Stock issued entitles the holder of record to four votes, equal to four shares of the Company’s Common Stock, and each quarter (1/4) share of Special Voting Stock entitles the holder of record to one vote, equal to one share of the Company’s Common Stock. Each holder of Exchangeable Shares is entitled to instruct the Trustee to cast and exercise one of the votes comprising the Voting Rights for each Exchangeable Share held as of the applicable record date.
The following table sets forth certain information with respect to the beneficial ownership of our voting securities following the completion of the Acquisition and related private placement (the “Private Placement”) described in Items 1.01 and 3.02 of the PureRay Acquisition Form 8-K by (i) any person or group owning more than 5% of each class of voting securities, (ii) each director, (iii) our former chief executive officer and our top two most highly compensated executive officers other than our former chief executive officer who we refer to as our named executive officers and (iv) all named executive officers and directors as a group, as of July 28, 2008.

Name and Address of	Amount and Nature of Beneficial Ownership (1)
Beneficial Owner
Owner of More than	Common		Special Voting Stock		Warrants			Percentage of
5% of Class	Stock		(2)		(3)	Total		Common (%)

Kairos Partners, LLC 3625 Cumberland Blvd., Suite 600, Atlanta, GA, 30339	5,355,000	(4)(5)(6)	1,338,750	(4)(5)	0	6,693,750	(4)(5)(6)(8)	25.68%	(4)(5)(6)(8)

PureRay Corporation 3490 Piedmont Road, Suite 1120, Atlanta, GA, 30305 (8)	4,355,000	(4)(5)(6)	1,088,750	(4)(5)	0	5,443,750	(4)(5)(6)(8)	21.93%	(4)(5)(6)(8)

F.W.F Robinson 5851 Knights Drive Manitock, ON K4M 1K3	3,000,000	(6)	750,000	(6)	0	3,750,000	(6)	16.22	%(6)

511919 NB Inc. 595 Burrard Street, Suite 3123,Vancouver, BC, V7X 1J1	1,500,000		0		1,500,000	3,000,000		17.65%

Directors and Executive Officers

Derek Blackburn (director nominee, Chief Financial Officer and Treasurer)(7)	12,835,000	(6)	3,208,750		0	16,043,750	(6)	45.30	%(6)

Jim Glavas (director and former President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Principal Accounting Officer) (7)	300,000		0		0	300,000		1.93%

Mickael Joasil (director nominee) (7)	12,835,000	(6)	3,208,750	(6)	0	16,043,750	(6)	45.30	%(6)

Frank O’Dea (director nominee) (7)	1,000,000	(6)	250,000		0	1,250,000	(6)	6.06	%(6)

Jefrey M. Wallace (director nominee and current Chief Executive Officer, President and Secretary)(7)	5,355,000	(4)(5)(6)	1,338,750	(4)(5)(6)	0	6,693,750	(4)(5)(6)(8)	25.68%	(4)(5)(6)(8)

All Directors and Executive Officers (5 persons)	32,325,000	(6)	8,006,250		0	40,0331,250	(6)	68.02	%(6)

(1)	In determining beneficial ownership of our Common Stock as of a given date, the number of shares shown includes shares of Common Stock which may be acquired on exercise of warrants within 60 days of that date as well as shares of Common Stock which may be acquired pursuant to the exchange of the Exchangeable Shares. In determining the percent of Common Stock owned by a person or entity on July 28, 2008, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares of Common Stock which may be acquired on exercise of warrants within 60 days of that date as well as shares of Common Stock which may be acquired pursuant to the exchange of the Exchangeable Shares, and (b) the denominator is the sum of (i) the total shares of Common Stock outstanding on July 28, 2008, and (ii) the total number of shares that the beneficial owner may acquire on exercise of warrants within 60 days of that date as well as pursuant to the exchange of the Exchangeable Shares. The Special Voting Stock was issued to provide holders of the Exchangeable Shares (which have no right to vote with our Common Stock) the right to one vote per share of our Common Stock into which such holder’s Exchangeable Shares may be exchanged, and as such the Special Voting Stock is not included in the determination of the percent of Common Stock owned by such holder. As of July 28, 2008, 15,500,000 shares of our Common Stock and 8,963,750 shares of Special Voting Stock were issued and outstanding. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares. For information about the Exchangeable Shares and Special Voting Stock, please see Item 1.01 of the PureRay Acquisition Form 8-K, which is incorporated herein by reference.

(2)	8,963,750 shares of our Special Voting Stock were issued on July 24, 2008, pursuant to the Share Purchase Agreement and the Exchange Agreement.

(3)	One warrant was issued for each share of our Common Stock subscribed for in connection with the Private Placement, with a total of 2,000,000 warrants issued.

(4)	Jefrey M. Wallace, a director nominee and our Chief Executive Officer, President and Secretary, may be deemed to have beneficial ownership of the Exchangeable Shares, Special Voting Stock and shares of our Common Stock beneficially owned by Kairos pursuant to his 28% membership interest in Kairos. Mr. Wallace is also a managing member of Kairos.

(5)	Pursuant to an Escrow and Share Purchase Agreement dated July 24, 2008 (the “Escrow Agreement”) entered into between Kairos, PureRay Acquisition and Wildeboer Dellelce LLP in connection with the Acquisition, 4,355,000 of the Exchangeable Shares held by Kairos have been placed into escrow and will be incrementally released upon the occurrence of certain performance-based milestone events with respect to PureRay. Kairos has appointed the secretary of PureRay Acquisition to exercise the limited voting rights attaching to the Exchangeable Shares and Voting Rights of the Special Voting Stock issued with respect to the Exchangeable Shares held in escrow until such shares are released to Kairos. Kairos has no right to dividends or other distributions or payments made on the Exchangeable Shares held in escrow until such shares are released to Kairos. For information about the Escrow Agreement, Exchangeable Shares and Special Voting Stock, please see Item 1.01 of the PureRay Acquisition Form 8-K, which is incorporated herein by reference.

(6)	Shares of Common Stock beneficially owned reflect the number of shares of Common Stock for which the holder’s Exchangeable Shares may be exchanged.

(7)	The address of each of our directors and executive officers is 3490 Piedmont Road, Suite 1120, Atlanta, GA, 30305.

(8)	In connection with the Acquisition, on July 24, 2008, PureRay Acquisition amalgamated with PureRay and is now PureRay Corporation, a corporation formed under the laws of Canada.

DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth the name, age and position of each of our directors and executive officers:

			Date First Elected or
Name	Age	Positions	Appointed

Derek Blackburn	30	Director nominee, Chief Financial Officer and Treasurer	July 24, 2008
Jim Glavas	44	Director	May 22, 2003
Mickael Joasil	23	Director nominee	July 24, 2008
Frank O’Dea	63	Director nominee	July 24, 2008
Jefrey M. Wallace	36	Director and Chief Executive Officer	July 24, 2008
Our board of directors is currently composed of one member, Jim Glavas. In connection with the Acquisition, on July 24, 2008, Mr. Glavas submitted his resignation from the board of directors. Also in connection with the Acquisition, on July 24, 2008, prior to his resignation, Jim Glavas appointed Derek Blackburn, Mickael Joasil, Frank O’ Dea and Jefrey M. Wallace as director nominees. The resignation of Mr. Glavas as a director and the appointment of our director nominees are effective on the 10th day after the mailing of an information statement to our stockholders that complies with the requirements of Rule 14f-1 promulgated under the Exchange Act, after which our board of directors will be composed of Mr. Blackburn, Mr. Joasil, Mr. O’Dea and Mr. Wallace. The director nominees will serve until the close of our 2008 annual meeting of shareholders or the earlier of their respective resignations or until their respective successors are elected or appointed and qualified. None of the foregoing directors are independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.
In connection with the Acquisition, on July 24, 2008, Mr. Glavas resigned as our President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Principal Accounting Officer. Prior to his resignation, Mr. Glavas appointed Mr. Wallace as our new Chief Executive Officer, President and Secretary and Mr. Blackburn as our new Chief Financial Officer and Treasurer, in each case effective immediately.
BIOGRAPHICAL INFORMATION REGARDING
THE DIRECTORS AND EXECUTIVE OFFICERS
The principal occupation and brief summary of the background of the Company’s directors and executive officers is as follows:
Jim Glavas graduated from the Financial Management program at the British Columbia Institute of Technology in Vancouver, Canada in 1984. From there, he spent several years in the banking industry as a leasing administrator with First City Trust. In 1990 he changed career direction to become the General Sales Manager for Western Canada for Contour Distributors, a leading supplier and distributor of “top-of-the-line” appliances and high-end solid surface products.

In April 1996, Mr. Glavas purchased the exclusive Avonite solid surface countertops distribution rights for Western Canada and formed DG Pacific Distribution Ltd. In January 2001, DG Pacific Distribution Ltd. acquired the national distribution rights for two prominent product lines in the countertop industry. Mr. Glavas sold DG Pacific Distribution Ltd. in December 2002 and currently works as an independent consultant in development and market penetration for the counter top industry.
Derek Blackburn will serve as our Chief Financial Officer and Treasurer effective immediately and a director effective on the 10th day after the mailing of an information statement to our stockholders that complies with the requirements of Rule 14f-1 promulgated under the Exchange Act. In 2002, he founded and has served as President since such date of Crystal Clear Window Works, a Window Restoration service company. Mr. Blackburn was responsible for funding the start-up and building a network of dealers across Canada. In 2004, Mr. Blackburn partnered with Mr. Joasil to co-found and build Window Medics International (“Window Medics”). Window Medics commercialized a patent pending moisture control and damage prevention system that restores clarity and insulation to failed insulated glass unit windows. The Window Medics process provides a cost effective and environmentally responsible alternative to window replacements. Since December 2004, Mr. Blackburn has served as Window Medics’ Chief Operations Officer.
Mickael Joasil will serve as a director effective on the 10th day after the mailing of an information statement to our stockholders that complies with the requirements of Rule 14f-1 promulgated under the Exchange Act. In 2004, Mr. Joasil partnered with Mr. Blackburn to co-found and build Window Medics International, where Mr. Joasil invented intellectual property used by the Window Medics International dealer network across North America and in the United Kingdom. Window Medics International commercialized a patent pending moisture control and damage prevention system that restores clarity and insulation to failed insulated glass unit windows. The Window Medics process provides a cost effective and environmentally responsible alternative to window replacements. Since December 2004, Mr. Joasil has served as Window Medics’ Chief Executive Officer.
Frank O’Dea will serve as a director of the Company effective on the 10th day after the mailing of an information statement to our stockholders that complies with the requirements of Rule 14f-1 promulgated under the Exchange Act. Since March 2006, Mr. O’Dea has served as the CEO of Arxx Walls & Foundations, the largest manufacturer and installer of Insulated Concrete Forms in North America. Mr. O’Dea also serves as Chairman of the Board of Directors of Horatio Management, a Toronto based venture capital firm, as a director of Mount Pleasant Group of Cemeteries, a cemetery and funeral company, and Chairman of the Board of Directors of Royal Roads University Foundation, a degree granting institution with a focus on business graduate degrees. Mr. O’Dea has also founded a number of not-for-profit organizations including Street Kids International, Canadian Foundation for Aids Research, War Child Canada, and the Canadian Landmine Foundation. Mr. O’Dea was recently granted Canada’s highest civilian honor by the Governor General of Canada: Officer of the Order Of Canada.
Jefrey Wallace will serve as our Chief Executive Officer, President and Secretary effective immediately and a director effective on the 10th day after the mailing of an information statement to our stockholders that complies with the requirements of Rule 14f-1 promulgated under the Exchange Act. Mr. Wallace is a founding managing partner of The Kairos Companies (2006), a boutique financial services company that advises both institutional and individual clients with regard to multiple investment and asset class strategies. Specifically, Mr. Wallace has led the Corporate Finance and Advisory practice assisting entrepreneurs strategize and fund the growth of their businesses. From 1998 — 2006, Mr. Wallace was on the initial team of four people who launched Knowlagent, a human performance enterprise software company that distributes its products worldwide. Mr. Wallace was primarily responsible for the sales growth of Knowlagent. Mr. Wallace has a Masters Degree in Management from Georgia State University and a Bachelors Degree in Management from the Georgia Institute of Technology.

To our knowledge, no director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.
To our knowledge, during the past five years, none our officers and directors: (1) have filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing; (2) were convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) were the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws; (4) were the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity; (5) were found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law and the judgment in subsequently reversed, suspended or vacate; or (6) were found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.
CHANGE OF CONTROL
On July 24, 2008, the Company completed the Acquisition. Pursuant to a Capital Contribution Agreement (the “Capital Contribution Agreement”) executed in connection with the Acquisition, Jim Glavas, who previously controlled the Company pursuant to his ownership of 21,670,000 shares, or 62.15%, of the Company’s Common Stock, now beneficially owns 300,000 shares, or 0.55%, of the Company’s Common Stock and no longer controls the Company. There are no agreements among the PureRay Shareholders with respect to control of the Company and the PureRay Shareholders are not acting as group for such purpose. As such, immediately after the Acquisition, no individual shareholder or shareholder group controlled the Company. For information about the Acquisition and the Capital Contribution Agreement, please see the information set forth under Items 1.01 and 2.01 of the PureRay Acquisition Form 8-K, which information is incorporated herein by reference.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
The following sets forth information with respect to compensation paid by us to our directors, our former chief executive officer and our two most highly compensated executive officers other than our former chief executive officer, who we refer to as our named executive officers, during the two most recent fiscal years.
Executive Compensation
We have not paid any salaries to our named executive officers during the fiscal years ended April 30, 2006, April 30, 2007 or April 30, 2008. We have no employment agreements with any of our named executive officers. We intend to compensate our named executive officers. However, as of the date of this Current Report on Form 8-K, no such compensation arrangements have been determined.
The Exchangeable Shares held by our named executive officers increase in value as the shares of our Common Stock increase in value. As such, our named executive officers will benefit from the increase in value of our Common Stock.
Compensation of Directors
No compensation was paid to our directors during the fiscal year ended April 30, 2008. There are no standard arrangements pursuant to which our directors are compensated for services provided as director. We intend to compensate our directors and executive officers who are directors. However, as of the date of this Current Report on Form 8-K, no such compensation arrangements have been determined.
The Exchangeable Shares held by our directors increase in value as the shares of our Common Stock increase in value. As such, our directors will benefit from the increase in value of our Common Stock.
Indemnification
Pursuant to our Articles of Incorporation and Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney’s fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Washington.
Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), which may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Messrs. O’Dea (as trustee of the O’Dea Family Trust), Joasil and Blackburn and Kairos were parties to the Share Purchase Agreement in their capacities as PureRay Shareholders. Pursuant to the Share Purchase Agreement, Messrs. O’Dea (as trustee of the O’Dea Family Trust), Joasil and Blackburn and Kairos acquired a beneficial interest in 1,000,000, 12,835,000, 12,835,000 and 5,355,000 Exchangeable Shares, respectively, and 250,000, 3,208,750, 3,208,750 and 1,338,750 shares of our Special Voting Stock, respectively. Jefrey M. Wallace, a director nominee and our Chief Executive Officer, President and Secretary, may be deemed to have beneficial ownership of the Exchangeable Shares, Special Voting Stock and shares of our Common Stock beneficially owned by Kairos pursuant to his 28% membership interest in Kairos. Mr. Wallace is also a managing member of Kairos. For information about the Share Purchase Agreement, the Exchangeable Shares and the Special Voting Stock, please see the information set forth above under Item 1.01 of this Current Report on Form 8-K, which information is incorporated herein by reference.
Kairos was a party to the Escrow Agreement, whereby 4,355,000 of the Exchangeable Shares held by Kairos have been placed into escrow and will be incrementally released upon the occurrence of certain performance benchmarks achieved by PureRay. Kairos has appointed the Secretary of PureRay Acquisition to exercise the limited voting rights attaching to the Exchangeable Shares and Voting Rights of the Special Voting Stock issued with respect to the Exchangeable Shares held in escrow until such shares are released. Kairos has no right to dividends or other distributions or payments made on the Exchangeable Shares held in escrow until such shares are released. Jefrey M. Wallace, a director nominee and our Chief Executive Officer, President and Secretary, may be deemed to have beneficial ownership of the Exchangeable Shares, Special Voting Stock and shares of our Common Stock beneficially owned by Kairos pursuant to his 28% membership interest in Kairos. Mr. Wallace is also a managing member of Kairos. For information about the Escrow Agreement, please see the information set forth above in Item 1.01, which is incorporated herein by reference.
Our former President advanced a total of $49,500 to the Company for general working capital (the “Loan”). For the fiscal 2007 and 2008, the largest aggregate amount of principal outstanding under the Loan was $29,500 and $49,500, respectively. The Loan is non-interest bearing, unsecured and due on demand. To date, the Company has not paid any amounts of principal under the Loan.
Other than as set forth above, none of our directors, executive officers or nominees for election as a director, and no owner of five percent or more of our outstanding shares of Common Stock or any member of their immediate family have entered into or proposed any transaction in which the amount involved exceeds $120,000 or one percent of the average of our total assets at our year end for the last two completed fiscal years.

BOARD COMPOSITION AND COMMITTEES
Our board of directors is currently composed of one member, Jim Glavas. In connection with the Acquisition, on July 24, 2008, Mr. Glavas submitted his resignation from the board of directors. Also in connection with the Acquisition, on July 24, 2008, prior to his resignation, Jim Glavas appointed Derek Blackburn, Mickael Joasil, Frank O’ Dea and Jefrey M. Wallace as director nominees. The resignation of Mr. Glavas as a director and the appointment of our director nominees are effective on the 10th day after the mailing of this Information Statement to our stockholders, after which our board of directors will be composed of Mr. Blackburn, Mr. Joasil, Mr. O’Dea and Mr. Wallace. The director nominees will serve until the close of our 2008 annual meeting of shareholders or the earlier of their respective resignations or until their respective successors are elected or appointed and qualified. The Company held no meetings of the Board during fiscal year 2008.
We currently do not have standing audit, nominating or compensation committees as the Board believes that it is premature at this stage of the Company’s business development to form an audit, compensation or nominating committee. Currently, our entire Board is responsible for the functions that would otherwise be handled by these committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors.
The Board does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance to the Company’s business operations.
The Board has determined that it does not have an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K. We do not have an audit committee financial expert because we believe the cost related to retaining a financial expert at this time is prohibitive. Further, because of our limited operations, we believe the services of a financial expert are not warranted at this time.
The Board does not currently provide a process for shareholders to send communications to the Board because the Board believes that at this point it is premature to develop such processes given the limited liquidity of the Company’s Common Stock. However, the new Board of the Company may in the future establish a process for shareholder communications.
COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT
Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

SIGNATURES
In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PURERAY CORPORATION
Date: July 31, 2008	By:	/s/ Jefrey M. Wallace
Jefrey M. Wallace
Chief Executive Officer